Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02139
July 28, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Tara Harkins, Daniel Gordon, Office of Life Sciences

Re:    Foghorn Therapeutics Inc.
    Form 10-K for the Fiscal Year ended December 31, 2021
    Filed March 10, 2022
File No. 001-39634

Ladies and Gentlemen:

Foghorn Therapeutics Inc. (the “Company”) is hereby responding to the letter, dated July 14, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2021, filed on March 10, 2022 (the “10-K”), and the Company’s Form 10-Q for the Quarterly Period ended March 31, 2022, filed on May 9, 2022 (the “10-Q”).

For ease of reference, set forth below in italics are the comments of the Staff with respect to the 10-K and the 10-Q, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

Comment 1: We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended March 31, 2022.

Response to Comment 1: The Company respectfully advises the Staff that it has filed an Amendment No. 1 to the 10-Q to include in the officer certifications provided in Exhibits 31.1 and 31.2 the language required in paragraph 4(b). As previously discussed, the Company will also file an Amendment No. 1 to the 10-K which includes in the officer certifications provided in Exhibits 31.1 and 31.2 the language required in paragraph 4(b).

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Tara Harkins, Daniel Gordon
Comment 2: We note the certifications provided in Exhibits 32.1 and 32.2 refer to the incorrect period.
Please file an amendment to your Form 10-K for the year ended December 31, 2021 with corrected Exhibit 32 certifications that includes the entire filing that refer to the proper period.

Response to Comment 2: As previously discussed, the Company will file an Amendment No. 1 to the 10-K which includes corrected Exhibit 32 certifications that refer to the fiscal year ended December 31, 2021.

Please do not hesitate to contact us by telephone at (617) 586-3100 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Very truly yours,

FOGHORN THERAPEUTICS INC.

By:    /s/ Adrian Gottschalk
    Name:    Adrian Gottschalk
    Title:    President and Chief Executive Officer